1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2007

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number	Page
1.1 Announcement, dated April 20, 2007	1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 25, 2007	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

ANNOUNCEMENT

The unaudited financial data of the Group for the first quarter of 2007

(excluding the amortisation of upfront connection fees)

—	Operating revenues reached RMB42,662 million, representing an increase of 2.2% over the corresponding period of last year
—	EBITDA reached RMB22,524 million, representing an increase of 0.8% over the corresponding period of last year
—	Profit attributable to equity holders of the Company was RMB6,140 million, representing an increase of 3.9% over the corresponding period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2007.

Financial Data (Excluding the amortisation of upfront connection fees)

	For the period from 1 January 2007 to 31 March 2007	For the period from 1 January 2006 to 31 March 2006	Growth
Operating revenues (RMB)	42,662 million	41,760 million	2.2%
EBITDA (RMB)	22,524 million	22,339 million	0.8%
EBITDA margin	52.8%	53.5%
Profit attributable to equity holders of the Company (RMB)	6,140 million	5,908 million	3.9%

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Business Data

	As at 31 March 2007/ For the period from 1 January 2007 to 31 March 2007	As at 31 December 2006/ For the period from 1 October 2006 to 31 December 2006	As at 30 September 2006/ For the period from 1 July 2006 to 30 September 2006
Local Access Lines in Service (Million) including:	223.78	223.04	221.05
Residential (Million)	123.00	122.32	121.10
Enterprise (Million)	22.84	22.51	22.14
Public Telephone (Million)	15.65	15.49	15.37
Wireless Local Access (Million)	62.29	62.72	62.44
Net Add of Local Access Lines in Service (Million)	0.74	1.99	2.34
Broadband Subscribers (Million)	30.50	28.32	27.35
Net Add of Broadband Subscribers (Million)	2.18	0.97	2.09
Local Voice Usage (Billion Pulses)	99.81	102.11	106.84
Domestic Long Distance Usage (Billion Minutes)	23.07	24.91	23.90
International (including Hong Kong, Macao and Taiwan)
Long Distance Usage (Billion Minutes)	0.39	0.38	0.42
SMS Usage Volume (Billion Messages)	5.654	6.777	5.334
Color Ring Tone Subscribers (Million)	39.76	36.68	33.21

In response to an increasingly competitive environment in the first quarter of 2007, especially from the mobile operators’ free incoming call packages promotion, the Group emphasized the principle of a profitable development of the voice business. Instead of directly competing on pricing and driving revenue growth solely based on subscriber base expansion, the Group accelerated the development of integrated information services, enriched the value content of the transformation business, and consolidated the traditional business through integrated development leveraging its multi-services offering edge. Meanwhile the Group strictly controlled the total amount of capital expenditure, and allocated resources skew towards high-return businesses. During the first quarter of 2007, the business of the Group sustained steady development as a whole. Local access lines in service reached 224 million, representing a net increase of 0.74 million. The broadband subscribers reached 30.5 million, representing a net increase of 2.18 million. Businesses like Internet access and value-added services continued its robust growth momentum. Excluding the amortisation of upfront connection fees of RMB833 million, operating revenues for the first quarter of 2007 was RMB42,662 million, representing an increase of 2.2% over the corresponding period of last year. The profit attributable to equity holders of the Company reached RMB6,140 million, representing an increase of 3.9% over the corresponding period of last year. EBITDA was RMB22,524 million, representing an increase of 0.8% over the corresponding period of last year. EBITDA margin was 52.8%, sustained at a relatively high level.

The Group will continue to deepen the implementation of its strategic transformation, strengthen its execution capability, actively capitalize on its strength of multi-services convergence offering, and accelerate the development of the Internet, value-added business and integrated information services. The Group will also strengthen brand oriented operations and multi-services bundling and packaging to consolidate the traditional voice business, promote healthy and stable overall development of the Company and proactively build up a solid foundation for future full services convergence offering to enhance its enterprise value, customer value and shareholder value altogether.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

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As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non- executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board China Telecom Corporation Limited Wang Xiaochu Chairman and Chief Executive Officer

Beijing, PRC

20 April 2007

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